SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                SCHEDULE 14D-1
                               AMENDMENT NO. 12
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D
                               AMENDMENT NO. 12
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              CIRCON CORPORATION
                          (NAME OF SUBJECT COMPANY)


                             USS ACQUISITION CORP.
                      UNITED STATES SURGICAL CORPORATION
                                   (BIDDERS)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)


                                  172736 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                               THOMAS R. BREMER
                             USS ACQUISITION CORP.
                    C/O UNITED STATES SURGICAL CORPORATION
                               150 GLOVER AVENUE
                          NORWALK, CONNECTICUT  06856
                          TELEPHONE:  (203) 845-1000
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                with a copy to:

                             PAUL T. SCHNELL, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK  10022
                          TELEPHONE:  (212) 735-3000




     CUSIP NO. 172736 10 0
                                   14D-1


      1. NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               UNITED STATES SURGICAL CORPORATION
     -----------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)[X]
                                                            (b)[  ]
     -----------------------------------------------------------------
      3. SEC USE ONLY

     -----------------------------------------------------------------
      4. SOURCE OF FUNDS

               WC
     -----------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)                        [  ]

     -----------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
     -----------------------------------------------------------------
      7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,973,274 Shares
     -----------------------------------------------------------------
      8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                [  ]

     -----------------------------------------------------------------
      9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               14.9%
     -----------------------------------------------------------------
     10. TYPE OF REPORTING PERSON

               CO
     -----------------------------------------------------------------




     CUSIP NO. 172736 10 0
                                   14D-1


      1. NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               USS ACQUISITION CORP.
     -----------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)[X]
                                                            (b)[  ]
     -----------------------------------------------------------------
      3. SEC USE ONLY

     -----------------------------------------------------------------
      4. SOURCE OF FUNDS

               AF
     -----------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)                        [  ]

     -----------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
     -----------------------------------------------------------------
      7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               973,174 Shares
     -----------------------------------------------------------------
      8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                [  ]

     -----------------------------------------------------------------
      9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               7.3%
     -----------------------------------------------------------------
     10. TYPE OF REPORTING PERSON

               CO
     -----------------------------------------------------------------






         United States Surgical Corporation, a Delaware corporation ("Parent"), and USS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby further amend and supplement their Statement on Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on August 2, 1996, as amended by Amendment No.1 dated August 16, 1996, Amendment No. 2 dated August 20, 1996, Amendment No. 3 dated August 20, 1996, Amendment No. 4 dated August 30, 1996, Amendment No. 5 dated September 17, 1996, Amendment No. 6 dated September 18, 1996, Amendment No. 7 dated October 1, 1996, Amendment No. 8 dated December 16, 1996, Amendment No. 9 dated December 18, 1996, Amendment No. 10 dated February 14, 1997 and Amendment No. 11 dated June 16, 1997 with respect to the Purchaser's offer to purchase up to 973,174 shares of Common Stock, par value $0.01 per share (the "Shares"), of Circon Corporation, a Delaware corporation (the "Company"), together with any associated preferred stock purchase rights (the "Rights"), at a price of $14.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated December 18, 1996 (the "First Supplement") and the Second Supplement thereto, dated June 16, 1997 (the "Second Supplement"), and the revised Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").
     This Amendment No. 12 to Schedule 14D-1 also constitutes Amendment No. 12 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in Schedule 14D-1 or in the Offer to Purchase and Supplement referred to therein.

     ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended and supplemented by the following:

         (a) - (b) The Offer expired in accordance with its terms at 12:00 Midnight, New York City time, on July 14, 1997. In connection therewith, on July 15, 1997, Parent issued a press release announcing, among other things, that, as of the Expiration Date, (1) based upon a preliminary count from the Depositary, a total of approximately 4,508,000 Shares had been tendered under the Offer, of which approximately 699,000 Shares had been tendered by notice of guaranteed delivery, (2) Purchaser accepted for payment 973,174 Shares at a price of $14.50 per share, representing approximately 7.3% of the outstanding Shares and (3) payment for Shares accepted for payment is expected to commence promptly after the final proration factor is determined, which is expected to occur on or about July 21, 1997.

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by the following:

         (a)(30)    Press Release issued by Parent on July 15, 1997.




                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  July 15, 1997

                                     USS ACQUISITION CORP.

                                     By: /s/ THOMAS R. BREMER
                                         -----------------------------
                                         Name:   Thomas R. Bremer
                                         Title:  President


                                     UNITED STATES SURGICAL
                                     CORPORATION

                                     By: /s/ THOMAS R. BREMER
                                         ----------------------------
                                         Name:  Thomas R. Bremer
                                         Title: Senior Vice President
                                                 and General Counsel





                                 EXHIBIT INDEX

     EXHIBIT        EXHIBIT NAME
     -------        ------------
     (a)(30)        Press Release issued by Parent on July 15, 1997.